Exhibit 99.1

9 November 2022

Exodus Reports Third Quarter 2022 Results

Exodus Movement, Inc. (tZERO: EXOD), (“the Company” or “Exodus”) the leading self-custodial cryptocurrency software platform, today announced its fiscal 2022 results for the third quarter ended September 30, 2022. The Company reported third quarter revenue of $11.0 million, a decrease of 39% year-over-year.

Third Quarter 2022 Financial Highlights

In USD millions, except percentages	Q3 2022	Q3 2021	% Change	YTD 2022	YTD 2021	% Change
Total Revenue	$11.0	$18.1	(39%)	$39.4	$69.4	(43%)
Total Cost of Revenues	6.6	6.9	(4%)	20.9	16.4	27%
Operating Expenses	4.5	4.7	(4%)	24.2	16.3	48%
(Loss) Income from Operations[1]	$(0.1)	$6.5	(102%)	$(5.7)	$36.7	(116%)
Operating Margin	(1%)	36%		(15%)	53%
Net Income (Loss)	$(1.3)	$9.2		$(21.7)	$31.3
Adjusted EBITDA[2]	$1.3	$6.9		$(2.1)	$37.0

“Our financial results reflect a challenging year filled with tough decisions for Exodus and its leadership,” said JP Richardson, CEO and co-founder of Exodus. “We reduced our workforce by 22% post the third quarter-end, understanding that the team we planned on in the raging bull market of 2021 is not the team that makes sense for us today. This was a difficult but necessary decision to ensure Exodus thrives in all market cycles. Our focus now turns to adding customers to our platform and continuing to provide industry leading products and services our customers love.”

1 Income from operations is before D&A/Impairments and adjusted for investment income.
2 Non-GAAP metric. For a reconciliation of Net Income to Adjusted EBITDA, please refer to the reconciliation table at the end of this press release.

Third Quarter Operational and Other Financial Highlights

●	Exchange provider processed volume - $0.55 billion, down 47% from Q3 2021. Bitcoin, Tether and Ethereum were top assets traded at 26%, 15% and 14% of volume, respectively.
●	Exodus monthly active users[3] - 764,863, down 15% from 902,986 in Q3 2021.
●	Adjusted EBITDA[4] - $1.3 million, down 81% from $6.9 million in Q3 2021.
●	Digital assets and cash[5] - approximately $77 million in USD, USDC, Bitcoin and other digital assets as of September 30, 2022.
●	Full-time equivalent employees - approximately 275 as of September 30, 2022 and approximately 216 as of November 7, a decrease from 290 at Q2 2022 end.
●	Customer response time - average response time of less than 10 minutes.

“Our strong balance sheet ensures we can continue to build and deliver a beautifully-designed product in all market cycles,” said James Gernetzke, CFO of Exodus. “Critical roles are in place for us to aggressively pursue our product roadmap, including the buildout of our browser-based Web3 Wallet. With the workforce reduction, our continued cost discipline and focus on revenue growth, we expect Adjusted EBITDA to grow in the first quarter of next year.”

Live Webcast Details

Exodus will provide a live webcast of its third quarter 2022 fiscal results beginning at 3:30 p.m. EST on November 9, 2022 at www.exodus.com. Investors may also access the live webcast by using this link.

Questions for Exodus Management related to the third quarter can be submitted via e-mail at investors@exodus.com in advance of the live webcast.

Contact

Customer Support
support@exodus.com

Investor Relations and Media
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

3 Monthly active users as of September 30, 2022.
4 Non-GAAP metric. See footnotes at the end of this release.
5 Digital assets at Market Value as of September 30, 2022.

About Exodus

Exodus is on a mission to help half the world exit the traditional finance system. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop, mobile and browser, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The self-custodial functionality is encrypted locally on users’ own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson’s feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization.

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest (income) expense, stock based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net income attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net Income to Adjusted EBITDA

In USD millions	3Q22	3Q21	YTD 3Q22	YTD 3Q21
Net (loss) income	$(1.3)	$9.2	$(21.7)	$(31.3)
Interest income	(0.1)	-	(0.4)	(0.3)
Income tax (benefit) expense	(0.3)	1.8	(5.4)	4.9
Depreciation and amortization	0.8	0.2	1.7	1.2
EBITDA	$(0.9)	$11.2	$(25.8)	$(25.5)
Loss on extinguishment of SAFEs	-	-	-	61.0
Gain on sale of digital assets	(0.3)	(10.0)	(2.4)	(17.4)
Impairment of digital assets	1.2	5.4	22.5	18.6
Unrealized loss on investments	0.1	-	-	-
Stock based compensation	1.2	0.2	3.6	0.3
Adjusted EBITDA	$1.3	$6.8	$(2.1)	$37.0

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the third quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●	expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors;

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.